FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

AA Shipping Deploys Customized ERP System Based on the Magic xpa Application Platform

PRESS RELEASE

AA Shipping Deploys Customized ERP System Based on the Magic xpa Application Platform

Developed by Titan Systems for AA Shipping, the system manages the group’s entire freight forwarding and customs clearing activities from booking to customs to operations and finance

Or Yehuda, Israel, August 31, 2015 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that AA Shipping LTD and its Royal Cargo tax division deployed a customized ERP system based on the Magic xpa Application Platform. Developed by Titan Systems, the customized system manages the group’s entire freight forwarding activities from booking through customs to operations and finance.

AA Shipping and Royal Cargo wanted a system to fully automate all internal processes required to manage their freight forwarding business, including customs clearance and taxes imposed by the government at the Israeli ports of Haifa, Ashdod, Tel Aviv and Ben Gurion International Airport. Titan answered their need by customizing their existing Magic-based 4Trade ERP system to include an interface with the Israeli Tax Authority’s “Gateway to the World” application for customs and tax compliance along with customized interdepartmental application flows and reporting capabilities.

"We needed an automated system that would enable us to provide added value to our customers and our business. Titan was able to quickly customize their 4Trade system to meet our demanding requirements,” states Ephraim Tzuk, CEO of Royal Cargo. “By optimizing our processes, this new system enables us to speed up services to our customers, reduce administrative costs, and allow everyone to focus more attention and resources on their core activities."

"We are excited about Titan’s successful ERP project. The fact that 4Trade was developed with Magic’s powerful and flexible application platform enabled Titan to quickly customize the system to meet AA Shipping and Royal Cargo’s specific requirements,” said Arik Mifano, Managing Director of Magic Israel. “Titan is one of over 3000 Magic partners using Magic’s rapid cross-platform development tool to build off-the-shelf desktop and mobile applications with a single skill set. Magic xpa’s ease of use and rich development capabilities enables our customers to focus on their core activities, giving them a competitive edge in the different vertical markets they serve.”

Under the terms of the deal, Magic Israel and Titan Systems will provide AA Shipping and Royal Cargo with maintenance and support services for the system for 10 years.

About Titan Systems

Titan Software Systems specializes in complex financial and logistical computing solutions and advanced technology for shipping agents, freight forwarders, and customs brokers. For more information, visit www.titan-soft.com

About AA Shipping and Royal Cargo

AA Shipping is a leading international shipping company. The group provides complete logistics services throughout the supply chain, including freight forwarding and customs clearance services for companies importing and exporting via sea and air. Royal Cargo is the customs brokerage arm of the group. For more information, visit www.aa-shipping.co.il

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Stephanie Myara| PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2015	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 AA Shipping Deploys Customized ERP System Based on the Magic xpa Application Platform

Exhibit 10.1